UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response. . 6.20
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number: 333-116083

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):           .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

NEWS RELEASE

For Immediate Release

Xyratex Ltd today released the following financial information for the first quarter fiscal year 2005, ending February 28, 2005:

•              Management’s Discussion and Analysis of Financial Condition and Results of Operations—page 4

•           Unaudited condensed consolidated financial statements—page 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date:	April 15, 2005	By	/s/ Richard Pearce
(Signature)*
Chief Financial Officer

*              Print the name and title under the signature of the signing officer.

SEC 1815 (11–02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Registration Statement on Form 20-F as filed with the Securities and Exchange Commission (File No. 333-116083). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Storage and Network Systems and Storage Infrastructure.

Our Storage and Network Systems products are primarily storage subsystems which we provide exclusively to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2004 fiscal year, sales to our top three customers, Network Appliance, Seagate Technology and Western Digital, accounted for 53%, 24% and 5% of our revenues, respectively. In the three months ended February 28, 2005, sales to these customers accounted for 87% of our revenues. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. As of February 28, 2005, we had over 100 customers.

In February 2004, we acquired the business of ZT Automation LLC, a company located in Fremont, California, which develops and sells magnetic disk media handling automation technology for use in the disk drive production process, for a maximum total consideration of $29.0 million, which consists of $6.6 million of initial consideration and $22.4 million of deferred consideration. Of the deferred consideration, $2.0 million was recorded as an acquisition note payable and was paid in February 2005. The additional amounts of deferred consideration of up to $20.4 million are payable based principally on a percentage of revenue generated by this business in the three years ending on December 31, 2006, calculated as 21.5% of cumulative revenue in excess of $19.6 million. The amount paid or payable based on revenue was $1.3 million at February 28, 2005. We anticipate funding the remaining portion of this acquisition through cash on hand and cash generated from operations.

On June 29, 2004 we completed an initial public offering in which we issued 4,000,000 common shares at $14.00 per share. The total proceeds from the common shares issued by us were $56.0 million and the net proceeds received by us after deducting underwriting discounts and other offering expenses were $48.1 million. Immediately prior to the closing of the initial public offering and in order to facilitate the listing of our common shares on the NASDAQ National Market, Xyratex Ltd, a Bermuda company, became the parent company of our business through an exchange by Xyratex Group Limited shareholders of their shares in Xyratex Group Limited, our previous parent company, for common shares of Xyratex Ltd. Xyratex Ltd was formed in April 2002 and had no operations prior to the initial public offering. In our 2004 fiscal year, as a consequence of our initial public offering, we recorded a non-cash equity compensation expense of $181.1 million.

In September 2004, we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1.3 million plus additional future payments of up to $17.2 million, $1.2 million of which is dependent on the achievement of certain product delivery milestones and up to $16.0 million of which is dependent on operating profit generated from the acquired intellectual property over the four years ending November 30, 2008.

Revenues

We derive revenues primarily from the sale of our Storage and Network Systems products and our Storage Infrastructure products.

Our Storage and Network Systems products consist primarily of storage subsystems which address three market segments through our OEM customers, Network Attached Storage or NAS, Storage Area Networks or SAN and, more recently, Nearline storage. We have seen strong growth in the Nearline and NAS market segments over the past two fiscal years, particularly through Network Appliance, our main customer addressing these marketplaces. Our revenue from the SAN segment has shown more limited growth, but we believe this rate of growth has been in line with the rate of growth in the SAN market. Our storage subsystems products include new products incorporating high capacity low cost disk drives which primarily serve the Nearline storage market. Our remaining storage subsystems products primarily incorporate high performance Fibre Channel disk drives more typically used in networked storage.

Our Storage Infrastructure revenues are derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components and we have seen growth in these revenues over recent fiscal years, primarily through sales to Seagate Technology. We supply three main product lines in this segment: production test systems, servo track writers and, following our acquisition of the business of ZT Automation LLC, we now supply automation technology. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions of our customers.

As described below, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. In the last three fiscal years we have not seen an overall trend in our unit prices.

Revenues from product sales are recognized once delivery has occurred, provided that there is persuasive evidence that a delivery arrangement exists, the price for the delivered product is fixed or determinable, and it is reasonably certain that the revenue will be collected. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer. For sales that include customer-specified acceptance criteria, revenues are recognized after the acceptance criteria have been met. Sales of certain Storage Infrastructure products include an installation element. Revenue for these products is recognized upon installation except that, where there is objective and reliable evidence to support the value of installation, the product is treated as a separate element of the arrangement and product revenue is recognized upon delivery. In addition, some of our sales contracts provide that a certain percentage of payments is to be made in advance of product delivery, in which case we record these payments as deferred revenue until the product is actually delivered.

We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins. Some of these arrangements require non-refundable payments from our customers for research and development during the product development phase, which is known as non-recurring engineering. Revenue from non-recurring engineering under these contracts has been recognized upon the achievement of agreed project milestones and amounted to $1.5 million in our 2004 fiscal year and $0.1 million in the three months ended February 28, 2005. We do not anticipate any significant changes in the level of revenue from non-recurring engineering.

We believe that both of our business segments present the opportunity for growth in the near-term. We are seeing growth in demand from our customers which we believe relates to factors including increased information technology spending, growth in the markets which our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by the growth in volume of and technological improvements to disk drives.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $50 million in our 2004 fiscal year) of our non-U.S. dollar operating expenses relate to payroll and other expenses of our U.K. operations. We manage our U.S. dollar to U.K. pound exchange rate exposure through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

From August 2003 until November 2004, the U.S. dollar fell by approximately 16% relative to the U.K. pound. The effect on net income in our 2004 fiscal year was significantly reduced because we hedged the majority of our exposure to this exchange rate movement until November 30, 2004. This historical exchange rate movement will result in an increase in operating expenses in our 2005 fiscal year of approximately $6.0 million. This amount will rise or fall with future movement in the U.S. dollar relative to the U.K. pound offset by additional forward contracts we have entered into in respect of our 2005 fiscal year.

Costs of Revenues and Gross Profit

Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. Our gross margins for our Storage and Network Systems products tend to be lower than the margins of our other products. To the extent our revenues from our Storage and Network Systems products continue to grow relative to our other products and services our gross profit may decrease as a percentage of revenues. We will seek to continue to improve our gross margins by delivering higher value-added products to our customers.

Research and Development

Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. These expenses have increased over the last three years, reflecting our continuing commitment to developing products based on advanced technologies and designs. We expense research and development costs as they are incurred. As of February 28, 2005, approximately one third of our employees were engaged in our research and development activities. We anticipate that this level of research and development commitment will continue.

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2004 fiscal year our research and development expenses were spread over approximately 44 separate projects relating to improving existing products, meeting customer specific requirements and entering new markets, such as an investment in silicon-based switch architecture. We are planning to increase our expenditure in each of these areas in our 2005 fiscal year.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect this trend to continue and in addition, following our initial public offering, we have and will incur additional expenses in connection with operating as a public company, particularly an increase in directors and officers’ insurance expense of approximately $1.7 million per annum. Excluding equity compensation expenses, in recent years, our expenses for sales, general and administrative functions have declined as a percentage of our revenues. As our business continues to grow we expect this trend to continue although, as discussed above, this can be affected in any fiscal year by the effect of significant changes in exchange rates.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Substantially all of our Malaysian operations benefit from “high-tech pioneer” status which provides us with a zero tax rate provided that we meet certain requirements. This status is due to expire in March 2007 and to the extent we repatriate profits from Malaysia to the United Kingdom they may be subjected to U.K. taxation upon the expiry of certain beneficial elements of an international tax treaty between Malaysia and the United Kingdom in December 2005.

As of November 30, 2004, we recorded a deferred tax asset of $21.5 million. Of this amount, $10.9 million relates to a loss carryforward of $23.2 million and other timing differences in the United Kingdom. The remaining $10.6 million results from the recording of a non-cash equity compensation expense in our 2004 fiscal year and relates to a U.K. tax deduction which is permitted once share options granted to U.K.  employees are exercised, calculated as the excess of the market price on date of exercise over the exercise price.

Tax payments in our 2004 fiscal year amounted to $1.3 million and, due to the beneficial Malaysian tax status and U.K. loss carryforwards, these tax payments related primarily to our U.S. operations and to U.K. interest income. We do not anticipate a significant change in the level of our tax payments in our 2005 fiscal year. The tax expense we recorded in the three months ended February 28, 2005 and expect to record in our 2005 fiscal year primarily relates to the usage of U.K. operating loss carryforwards. This expense may increase in our 2006 fiscal year as a result of the expiry of certain beneficial elements of the international tax treaty between Malaysia and the United Kingdom.

Equity Compensation Expense

In our 2004 fiscal year, as a consequence of our initial public offering, we recorded a non-cash equity compensation expense of $181.1 million, of which $1.0 million related to the vesting of share and option awards subsequent to the offering. Of this amount $168.1 million was included in continuing operations and $12.9 million was included in discontinued operations. The equity compensation expense of $181.1 million is associated with the historical grants of Xyratex Group Limited class A preferred ordinary and class C ordinary shares totaling 10.6 million shares, and 3.8 million unexercised share options and other equity incentives awarded to our employees. U.S. GAAP requires that compensation expense for awards of shares, share options and other equity-based awards be measured on the first date that the number of shares that an employee is entitled to receive and the option or purchase price is known, referred to as the final measurement date. The final measurement date for grants of Xyratex Group Limited’s class A preferred ordinary shares, as well as some of the share options, was the completion date of the initial public offering since the transferability restrictions associated with the shares lapsed on that date.

Under our existing accounting policy we record equity compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion 25 – “Accounting for Stock Issued to Employees”.  We recorded an expense of $0.2 million in the three months ended February 28, 2005 related to 0.3 million share awards based on the prorated vesting of those shares during the quarter.  In our 2006 fiscal year we will be required to record equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R “Share Based Payment”.  Included in Note 2 to the unaudited condensed consolidated financial statements is a pro forma calculation of the equity compensation expense using a fair-value-based method required by FAS123.  We do not expect the calculation of equity compensation expense under FAS 123R to differ materially from the pro forma calculations included in Note 2.

Results from Continuing Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended
	February, 28 2005	February, 29 2004
Revenues	100.0%	100.0%
Cost of revenues	79.2	75.8
Gross profit	20.8	24.2
Operating expenses:
Research and development:
Development arrangement	—	(5.0)
Other	7.4	6.7
Selling, general and administrative:
Non cash equity compensation	0.1	—
Other	5.9	5.3
Amortization of intangible assets	0.3	—
Other costs	—	1.2
Operating income	7.1	16.1
Net income	6.6%	15.0%

Three Months Ended February 28, 2005 Compared to Three Months Ended February 29, 2004

The following is a tabular presentation of our results of operations for the three months ended February 28, 2005 compared to the three months ended February 29, 2004. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non-cash equity compensation expense is set out above.

	Three Months Ended
	February 28,	February 29,	Increase / (Decrease)
	2005	2004	Amount	%
	(U.S. dollars in thousands)
Revenues:
Storage and Network Systems	$88,831	$69,592	$19,239	27.6%
Storage Infrastructure	53,692	49,693	3,999	8.0
Total revenues	142,523	119,285	23,238	19.5
Cost of revenues	112,840	90,375	22,465	24.9
Gross profit:
Storage and Network Systems	14,169	12,883	1,286	10.0
Storage Infrastructure	15,514	16,027	(513)	(3.2)
Total gross profit	29,683	28,910	773	2.7
Operating expenses:
Research and development – development arrangement	—	(6,000)	6,000	—
Research and development – other	10,562	7,950	2,612	32.9
Selling, general and administrative – non cash equity compensation	190	—	190	—
Selling, general and administrative – other	8,405	6,358	2,047	32.2
Amortization of intangible assets	398	—	398	—
Other costs	—	1,424	(1,424)	—
Operating income	10,128	19,178	(9,050)	(47.2)
Interest income, net	349	848	(499)	—
Provision for income taxes	1,034	2,155	(1,121)	(52.0)
Net income	$9,443	$17,871	$(8,428)	(47.2)%

Revenues

The 19.5% increase in our revenues in the three months ended February 28, 2005 compared to the three months ended February 29, 2004 was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

Of the $19.2 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $11.0 million was contributed by new products incorporating low-cost disk drives which address the Nearline storage market segment. The remaining increase related primarily to growth of approximately 17% in sales of our storage subsystem products addressing the NAS and SAN market segments. These increases were driven largely by a continued growth in our sales to Network Appliance and we believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $4.0 million increase in revenues from sales of Storage Infrastructure products included increases of $2.5 million and $3.7 million in revenues from the sale of production test systems and automation technology, respectively, and a $2.2 million decrease in sales of servo track writers.  The increase in sales of automation technology resulted from the inclusion of sales in the comparative quarter of only $1.3 million due to the acquisition of the business of ZT Automation LLC taking place close to the end of the comparative quarter. The changes in sales of servo track writers and production test systems relate primarily to the timing of the requirements of our major disk drive customers for these products. Sales of these products in the comparative quarter were at an historically high level and significantly higher than the subsequent quarters of our 2004 fiscal year. It is not anticipated that this seasonality will be repeated in our 2005 fiscal year. As described above, our revenues from our Storage Infrastructure products are subject to significant quarterly fluctuations resulting from our major customers’ capital expenditure decisions.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in the three months ended February 28, 2005 compared to the three months ended February 29, 2004 was primarily related to our growth in revenues. As a percentage of revenues, excluding the non-cash equity compensation expense, our gross profit was 20.8% in the three months ended February 28, 2005 compared to 24.2% for the three months ended February 29, 2004. This reflects decreases in the gross margin for both our Storage and Network Systems and our Storage Infrastructure products and also a decrease of 0.5% resulting from an increased proportion of lower margin Storage and Network Systems revenues. The gross margin for our Storage and Network Systems products decreased to 16.0% in the three months ended February 28, 2005 from 18.5% in the three months ended February 29, 2004, primarily as a result of changes in product mix, particularly the inclusion in the three months ended February 29, 2004 of sales of a discontinued higher margin networking product and also the increasing proportion of lower margin products addressing the NAS and Nearline market segments. The gross margin for Storage Infrastructure products decreased to 28.9% in the three months ended February 28, 2005 from 32.3% in the three months ended February 29, 2004, primarily as a result of the inclusion in the comparative quarter of the one-time benefit of component cost reductions.

Research and Development—development arrangement

In our 2002 fiscal year, as part of a development arrangement with a supplier, Chaparral Network Storage Inc, or Chaparral, we loaned $6.0 million to Chaparral in connection with the development of RAID controller components to be included in certain of our products. Because we believed that the repayment of these amounts was dependent on the successful efforts of the related research and development, the amounts were recorded as expense in 2002.

In February 2004, Dot Hill Systems Corp. acquired Chaparral and, based on the financial position of Dot Hill, we determined that the $6.0 million loan plus $0.9 million of accrued interest was collectible. Accordingly, we recorded a reduction in research and development expenses and additional interest income for these amounts in the three months ended February 29, 2004. In August 2004, Dot Hill repaid the loan and accrued interest in full.

Research and Development - other

The $2.6 million increase in other research and development expense in the three months ended February 28, 2005 compared to the three months ended February 29, 2004 includes increased investment of approximately $1.2 million in a number of projects to enhance the technology content of our storage subsystems, $0.5 million related to the ZT Automation and Beyond3 acquisitions and $0.6 million related to changes in exchange rates.

Selling, General and Administrative - other

The $2.0 million increase in our selling, general and administrative expense in the three months ended February 28, 2005 compared to the three months ended February 29, 2004 includes $0.5 million related to ZT Automation, $0.6 million related to changes in exchange rates, $0.2 million related to higher annual staff performance bonuses and a $0.4 million increase in insurance costs following our IPO. Additionally, we have increased the number of employees engaged in sales and marketing activities in support of actual and planned growth in the number of our OEM customers.

Amortization of Intangible Assets

The amortization of intangible assets in the three months ended February 28, 2005 relates to the acquisition of the business of ZT Automation LLC in February 2004.

Other Costs

In the three months ended February 29, 2004 we incurred costs of $1.4 million in preparation for our initial public offering, consisting of professional fees.

Interest Income, Net

We recorded net interest income of $0.3 million in the three months ended February 28, 2005 compared to $0.8 million in the three months ended February 29, 2004. The interest income in the prior quarter includes the recognition of $0.9 million interest received on the loan made to Chaparral as part of the development arrangement described above. Excluding this amount, the recording of interest income in the three months ended February 28, 2005 resulted from an increase in cash and cash equivalents, primarily related to the net proceeds from the issuance of common shares in connection with our IPO.

Provision for Income Taxes

During the three months ended February 28, 2005, the provision for income taxes decreased compared with the three months ended February 29, 2004 by $1.1 million, primarily as a result of the decrease in income from continuing operations before income taxes.

Net Income

The reduction in net income for the three months ended February 28, 2005 compared to the three months ended February 29, 2004 resulted primarily from the factors set out above including, in particular, increases in operating expenses, the reduction in gross margins and the inclusion in the prior quarter of the release of the bad debt allowance against the supplier loan. The effects of these were offset by factors set out above including, in particular, the increase in our revenues.

Liquidity and Capital Resources

Cash flows

Net cash used in operating activities was $2.3 million for the three months ended February 28, 2005 compared to cash provided by operating activities of $6.3 million in the three months ended February 29, 2004.

Operating cash flows in the three months ended February 28, 2005 have been affected by underlying revenue growth. This together with the related increases in cost of sales and operating expenses has resulted in an increased requirement for working capital. In particular, as described in the discussion below, this has resulted in operating cash out flows related to increases in accounts receivable and inventories partly offset by increases in accounts payable.

Cash used in operating activities for the three months ended February 28, 2005 resulted primarily from increases in accounts receivable and inventories of $29.4 million and $7.7 million, respectively, and a decrease in employee compensation and benefits payable. The increases in accounts receivable and inventories resulted primarily from growth in the business. The increase in accounts receivable was also related to the recording of a high proportion of sales of Storage Infrastrastructure products in the second half of the quarter. The decrease in employee compensation and benefits payable resulted primarily from the payment of 2004 fiscal year bonuses. These effects on cash flows were partially offset by the positive contribution of net income after excluding non-cash charges for depreciation and amortization of $2.0 million together with increases in accounts payable and deferred revenue of $22.1 million and $2.6 million, respectively, and a decrease in deferred income taxes of $2.5 million. The increase in accounts payable results primarily from underlying sales growth. The increase in deferred revenue resulted from an increase in orders on hand for Storage Infrastructure products where partial payment is made in advance of shipment. The decrease in deferred income taxes related to the usage of U.K. net operating loss carryforwards and a repayment of prior year U.K. income taxes amounting to $1.4 million.

Cash provided by operating activities of $6.3 million for the three months ended February 29, 2004 resulted primarily from net income from continuing operations after excluding non-cash charges of $1.2 million for depreciation and a gain of $6.0 million related to the recognition of a supplier note receivable. The supplier note receivable related to amounts we expected to collect in connection with a loan which had been written off in our 2002 fiscal year and which was repaid in the three months ended ended August 31, 2004. Increases in accounts payable and other accrued liabilities of $2.8 million and $2.4 million, respectively, together with decreases in accounts receivable and deferred income taxes of $1.9 million and $1.7 million, respectively, also contributed to cash provided by operating activities. The increases in accounts payable and other accrued liabilities resulted primarily from growth in the business and the accrual of the costs of our IPO, respectively. The decrease in accounts receivable and deferred income taxes resulted primarily from the timing of payments by our major customers and the usage of U.K. net operating loss carryforwards, respectively. These positive effects on cash flows were partially offset by increases in inventories and prepaid expenses and other current assets of $2.3 million and $2.0 million, respectively, and decreases in employee compensation and benefits payable and deferred revenue of $4.4 million and $7.0 million, respectively. The increases in inventories and prepaid expenses resulted primarily from underlying sales growth and prepaid expenses of our IPO, respectively. The decrease in employee compensation and benefits payable resulted primarily from the payment of 2003 fiscal year bonuses. The decrease in deferred revenue resulted from a reduction in orders on hand from a major customer where payments are made in advance of shipment.

Net cash used in investing activities was $2.4 million for the three months ended February 28, 2005 compared to $6.9 million for the three months ended February 29, 2004. The cash used in the three months ended February 29, 2004 comprised $5.6 million in respect of the initial consideration for the acquisition of the business of ZT Automation LLC and $1.3 million related to capital expenditure. Net cash used in the three months ended February 28, 2005 comprised mainly capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines, test equipment and computers. We do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally increase in line with our revenues. We currently have no material commitments for capital expenditures.

Net cash used in financing activities was $2.4 million in the three months ended February 28, 2005 compared to cash provided by financing activities of $2.4 million in the three months ended February 29, 2004. Net cash used in financing activities in the three months ended February 28, 2005 includes the payment of a $2.0 million acquisition note payable related to the ZT Automation acquisition and a $1.0 million quarterly repayment under our HSBC term loan. Net cash provided by financing activities in the three months ended February 29, 2004 comprised issuances of ordinary shares of $3.5 million primarily related to the exercise of employee share options and a $1.0 million quarterly repayment under our HSBC term loan.

Liquidity

As of February 28, 2005, our principal sources of liquidity consisted of cash and cash equivalents of $56.4 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include the remaining $14.0 million of a $19.0 million term loan. This loan is repayable in equal quarterly installments over five years. The facilities also include a revolving line of credit which expires in September 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $10.0 million and bears interest at a rate of 0.75% above LIBOR. The overdraft facility is for an aggregate principal amount of up to approximately $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of February 28, 2005, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

Our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we have made or might choose to make or alliances we have entered or might enter into. As described above, in connection with the acquisition of the business of ZT Automation LLC we will be required to make payments of deferred consideration of up to $20.4 million, payable over approximately three years based on the revenue generated by this business and we may also be required to make additional payments of up to $17.2 million related to the purchase of intellectual property from Beyond3. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 24 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Foreign Exchange Rate Fluctuations

Since November 30, 2004, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

We had cash and cash equivalents at February 28, 2005 totaling $56.4 million. These are primaily held in variable interest liquidity funds and overnight deposits. In addition, at February 28, 2005 we had short and long-term bank borrowings with variable interest rates amounting to $14.0 million. We do not hedge our exposure to interest rate fluctuations through the use of derivative instruments.

Since November 30, 2004, there has not been a material change to our market exposure related to interest rates.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28, 2005	November 30, 2004
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$56,440	$63,495
Accounts receivable net of allowance for doubtful accounts of $186 and $273	79,009	49,656
Inventories	50,740	43,014
Prepaid expenses	2,567	2,594
Deferred income taxes	7,893	6,774
Other current assets	4,022	2,855
Total current assets	200,671	168,388
Property, plant and equipment, net	15,075	14,495
Intangible assets, net	8,516	7,911
Deferred income taxes	11,436	14,448
Total assets	$235,698	$205,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$69,189	$47,067
Acquisition note payable	—	2,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	8,077	10,811
Deferred revenue	4,467	1,887
Income taxes payable	295	462
Deferred income taxes	648	536
Amount payable to related party	137	—
Other accrued liabilities	10,294	10,778
Total current liabilities	97,107	77,541
Long-term debt	10,000	11,000
Total liabilities	107,107	88,541

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,344 and 28,043 issued and outstanding	283	280
Additional paid-in capital	331,611	329,267
Accumulated other comprehensive income	855	755
Accumulated deficit	(204,158)	(213,601)
Total shareholders’ equity	128,591	116,701
Total liabilities and shareholders’ equity	$235,698	$205,242

The accompanying notes are an integral part of these financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	February 28, 2005	February 29, 2004
	(US dollars and amounts in thousands, except per share amounts)

Revenues	$142,523	$119,285
Cost of revenues	112,840	90,375
Gross profit	29,683	28,910
Operating expenses:
Research and development - development arrangement	—	(6,000)
Research and development - other	10,562	7,950
Total research and development	10,562	1,950
Selling, general and administrative - non cash equity compensation	190	—
Selling, general and administrative - other	8,405	6,358
Total selling, general and administrative	8,595	6,358
Amortization of intangible assets	398	—
Other costs	—	1,424
Total operating expenses	19,555	9,732
Operating income	10,128	19,178
Interest income, net	349	848
Income before income taxes	10,477	20,026
Provision for income taxes	1,034	2,155
Net income	9,443	17,871

Net income per share:
Basic	$0.34	$1.61
Diluted	$0.33	$1.61

Weighted average common shares and class B preferred ordinary shares, respectively (in thousands), used in computing net income per share
Basic	28,121	11,099
Diluted	28,900	11,099
Pro forma net income per common share
Basic	$0.34	$0.81
Diluted	$0.33	$0.76
Weighted-average common shares (in thousands), used in computing pro forma net income per common share:
Basic	28,121	22,185
Diluted	28,900	23,374

The accompanying notes are an integral part of these financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts in thousands)

	Xyratex Ltd									Notes		Accumulated
	Number of	Xyratex Group Limited				Xyratex Group Limited			Additional	receivable		other
	Common	Number of Ordinary Shares			Xyratex Ltd		Par value		paid in	from	Accumulated	comprehensive
	Shares	A	B	C	Par value	A	B	C	capital	shareholders	deficit	income	Total
Balances as of November 30, 2003	—	8,845	11,099	—	$0	$133	$169	$0	$95,025	$0	$(78,432)	$2,106	$19,001

Issuance of ordinary shares		1,343		2,576		24		47	3,957	(478)			3,550
Components of comprehensive income, net of tax:
Net income											17,871
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:												348
Total comprehensive income													18,219
Balances as of February 29, 2004	—	10,188	11,099	2,576	$0	$157	$169	$47	$98,982	$(478)	$(60,561)	$2,454	$40,770

	Xyratex Ltd				Accumulated
	Number of		Additional		other
	Common	Xyratex Ltd	paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income	Total
Balances as of November 30, 2004	28,043	$280	$329,267	$(213,601)	$755	$116,701

Issuance of common shares	301	3	1,508			1,511
Non-cash equity compensation			692			692
Employee bonus paid by trust			144			144
Components of comprehensive income, net of tax:
Net income				9,443
Unrealized gain on foreign currency derivatives net of reclassification adjustment:					100
Total comprehensive income						9,543
Balances as of February 28, 2005	28,344	$283	$331,611	$(204,158)	$855	$128,591

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 28, 2005	February 29, 2004 (a)
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$9,443	$17,871
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,588	1,164
Amortization of intangible assets	398	29
Non-cash equity compensation	190	—
Bonus paid by trust	144	—
Gain on sale of assets	—	(36)
Supplier note receivable	—	(6,000)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(29,353)	1,901
Inventories	(7,726)	(2,269)
Prepaid expenses and other current assets	(117)	(1,991)
Accounts payable	22,122	2,848
Customer advance	—	(460)
Employee compensation and benefits payable	(2,734)	(4,376)
Deferred revenue	2,580	(6,995)
Income taxes payable	(167)	343
Deferred income taxes	2,464	1,682
Amount payable to related party	137	161
Other accrued liabilities	(1,234)	2,390
Net cash provided by (used in) operating activities	(2,265)	6,262

Cash flows from investing activities:
Investments in property, plant and equipment	(2,168)	(1,328)
Dispositions of property, plant and equipment	—	36
Acquisition of business, net of cash received	(253)	(5,585)
Net cash used in investing activities	(2,421)	(6,877)

Cash flows from financing activities:
Net payments of short-term borrowings	—	(133)
Payment of acquisition note payable	(2,000)	—
Payments of long-term borrowings	(1,000)	(1,000)
Proceeds from issuance of shares	631	3,550
Net cash provided by (used in) financing activities	(2,369)	2,417
Change in cash and cash equivalents	(7,055)	1,802
Cash and cash equivalents at beginning of period	63,495	2,008
Cash and cash equivalents at end of period	$56,440	$3,810

(a) Certain balances have been reclassified to be consistent with the current year.

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.    The Company and its Operations

Operations.           Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“UK”), the United States of America (“US”) and Malaysia. We design, develop and manufacture enabling technology in support of high-performance storage and data communication networks.

Initial Public Offering and new parent company.        On June 29, 2004, in connection with an initial public offering (IPO) on the NASDAQ National Market which completed on this date, Xyratex Ltd, a Bermuda company, became our parent company. On this date shareholders in Xyratex Group Limited, the previous parent company, exchanged the outstanding class A and class B preferred ordinary shares and class C ordinary shares for common shares of Xyratex Ltd in the ratios 1.036378, 0.945 and 1.071671 respectively. These ratios were agreed by the shareholders as part of a scheme of arrangement under Section 425 of the Companies Act in the United Kingdom. Following this exchange Xyratex Ltd became the owner of the entire share capital of Xyratex Group Limited. On completion of the IPO Xyratex Ltd issued 4,000 common shares at $14.00 per share. The total proceeds were $56,000 and net proceeds received by the Company after deducting underwriting discounts and other offering expenses was $48,150. Xyratex Ltd was formed in April 2002 and prior to this offering had no operations.

For the periods prior to June 29, 2004 these financial statements represent the results of operations and cash flows of Xyratex Group Limited and its subsidiaries and subsequent to this date represent the results of operations and cash flows of Xyratex Ltd and its subsidiaries.

2.    Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the US have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2004 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the US. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s form 20-F as filed with the Securities and Exchange Commission.

Stock-based compensation.    The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations for stock-based compensation granted to employees.  The pro forma recognition of compensation expense in accordance with FAS 123 would have had no effect on the Company’s reported net income or basic or diluted net earnings per share for the three months ended February 29, 2004.  The Company has complied with the disclosure requirements of FAS 123, “Accounting for Stock-Based Compensation”. Had the Company recognized compensation expense in accordance with FAS 123, pro forma net income and basic and diluted net earnings per share would have been as follows for the three months ended February 28, 2005.

Three months ended
February 28, 2005

Net income as reported	$9,443
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	190
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(822)
Pro forma net income	$8,811

Earnings per share
Basic as reported	$0.34
Diluted as reported	$0.33
Basic pro forma	$0.31
Diluted pro forma	$0.30

In December 2004, the Financial Accounting Standards Board issued FAS 123 (revised 2004), “Share-Based Payment” (“FAS 123R”) which will be effective in annual periods commencing after June 15, 2005 and will require that the Company use a fair value method to calculate the expense related to its employee share based awards similar to that used in the calculation of pro forma earnings per share above.

3.    Net earnings per share

Basic net earnings per share for the three months ended February 28, 2005 is computed by dividing net income by the weighted-average number of Xyratex Ltd common shares. Diluted net earnings per share gives effect to all potentially dilutive ordinary share equivalents outstanding during the period.

Common shares
Total weighted average common shares - basic	28,121
Dilutive effect of stock options	779
Total weighted average common shares - diluted	28,900

For the three months ended February 29, 2004 basic net earnings per share is computed by dividing net income by the weighted-average number of Xyratex Group Limited class B preferred ordinary shares outstanding, during the period. Class A ordinary and preferred ordinary and class C ordinary shares and options to purchase class A ordinary and preferred ordinary and class C ordinary shares are not included in the computation of basic or diluted net earnings per share since these classes of shares were subject to transferability restrictions. These transferability restrictions lapsed on the completion of the IPO and scheme of arrangement described above.

4.    Pro forma net earnings per share of Xyratex Ltd

As described above, upon completion of its IPO, the shareholders of Xyratex Group Limited exchanged the outstanding class A and class B preferred ordinary shares and class C ordinary shares for common shares of Xyratex Ltd in the ratios 1.036378, 0.945 and 1.071671, respectively. The pro forma effects of this exchange have been reflected in the pro forma net earnings per common share for the three months ended February 29, 2004.

The computations for the weighted average shares outstanding used in the calculation of basic and diluted earnings per common share in the three months ended February 29, 2004 are as follows:

	Weighted average shares outstanding	Conversion ratio	Common shares
Xyratex Group Limited class A preferred ordinary shares	9,199	1.036378	9,534
Xyratex Group Limited class B preferred ordinary shares	11,099	0.945000	10,488
Xyratex Group Limited class C ordinary shares	806	1.071671	864
Weighted average common shares			20,886
Common shares whose proceeds may be used to retire debt			1,299
Total weighted average common shares - basic			22,185
Dilutive effect of stock options			1,189
Total weighted average common shares - diluted			23,374

5.    Derivative financial instruments

The Company manages its exposure to foreign currency exchange rate risk through entering into forward exchange contracts and options. The Company designated all of its forward foreign currency contracts as qualifying for hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

The Company reclassified a gain of $189 and $943, net of tax of $81 and $404, from AOCI to earnings during the three months ended February 28, 2005 and February 29, 2004, respectively due to the realization of the underlying transactions. The Company recorded the change in fair market value of derivatives related to its cash flow hedges of $289, and $1,291 net of tax of $124, and $553 to AOCI for the three months ended February 28, 2005 and February 29, 2004, respectively. Any remaining unrealized amounts are expected to be reclassified to earnings during the next nine months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

The following table shows derivatives existing as of February 28, 2005 and November 30, 2004:

	February 28, 2005	November 30, 2004

Forward exchange contracts and options	$26,916	$21,127
Fair value of contracts	$1,719	$1,348
Carrying value of contracts	$1,719	$1,348
Average rate of contract	$1.79	$1.76
Period end rate	$1.92	$1.89
Maximum period of contracts (months)	9	12

6.    Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits may, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two customers, each with balances greater than 10% of total accounts receivable, represented 86% of the total accounts receivable balance at February 28, 2005 and represented 75% of the total accounts receivable balance at November 30, 2004. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the three months ended February 28, 2005 and February 29, 2004, revenues from two customers, represented 84% and 79% of total revenues, respectively. No other customer accounted for more than 10% of revenues.

7.    Acquisitions and intangible assets

On February 23, 2004, the Company acquired the business and assets of ZT Automation LLC (“ZT Automation”), for consideration of $9,005, including acquisition costs of $430. The initial cash purchase price for this company based in Fremont, California was $8,575 of which the acquisition note payable of $2,000 was paid during the three months ended February 28, 2005. Further amounts of up to $20,400 are payable based principally on a percentage of revenue generated by the acquired business for the three years ended December 31, 2006 calculated as 21.5% of cumulative revenue in excess of $19,600. At February 28, 2005, goodwill includes $1,253 additional cost of acquisition based on cumulative revenue at that date. Of the $1,253 additional cost of acquisition $253 was paid during the three months ended February 28, 2005, and a further $1,000 is included in other accrued liabilities. Once further amounts are determined to be payable they will be recorded in the same way. ZT Automation was a privately held company engaged in the business of providing production automation products to manufacturers of disk drives and disk drive components.  The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

On September 2, 2004 the Company acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1,402, including acquisition costs of $102, plus future payments of which $1,200 is based on the achievement of certain product delivery milestones and further amounts up to $16,000 are based on forty to sixty percent of operating profit for the four years ending November 30, 2008. Beyond3 was a privately run business engaged in the business of providing test solution products to manufacturers of disk drives. The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

Intangible assets

Intangible assets with identifiable lives are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	4 years
Patents and core technology	4 to 6 years
Non-competition agreements	3 years
Order backlog	1 year
Supplier contracts	3 years
Assembled workforce	4 years

The intangible assets are expected to be deductible for tax purposes.

Identified intangible assets balances are summarized as follows:

	February 28, 2005
	Gross Assets	Accumulated Amortization	Net Assets
Identified intangible assets:
Existing technology	$3,100	$790	$2,310
Core technology	700	178	522
Non-competition agreements	400	136	264
Order backlog	400	400	—
Patents and core technology	387	32	355
Supplier contracts	39	7	32
Assembled workforce	124	16	108
Total	$5,150	$1,559	$3,591

8.    Development Arrangement

In the year ended November 30, 2002, the Company entered into an alliance arrangement with one of its suppliers under which the Company loaned $6,000 in connection with the development of components to be included in certain of the Company’s products. The loan accrued interest at 8% per annum and was repayable to the Company by one installment of $3,000 plus accrued interest on May 15, 2005, with the balance due on May 15, 2008. A total charge of $7,800 was recorded as research and development expense in the year ended November 30, 2002 since the Company believed that the repayment of the loan and the ability to offset other amounts against future royalty payments was dependent on the successful efforts of the research and development. In February 2004, a NASDAQ listed company acquired the supplier with which the Company had the development arrangement.  Based on the financial position of the NASDAQ listed company the Company believed that the $6,000 loan and interest accrued to February 29, 2004 of $933 was collectible. Accordingly, the Company eliminated the bad debt allowance on the loan and accrued interest and has recorded a reduction in operating expenses and interest income of these amounts in the three months ended February 29, 2004. On August 9, 2004 the $6,000 loan was repaid along with accrued interest of $1,166.

9.    Inventories

	February 28, 2005	November 30, 2004

Finished goods	$8,481	$9,955
Work in progress	12,697	10,459
Raw materials	29,562	22,600
	$50,740	$43,014

10.    Income Taxes

The provision for income tax for the three months ended February 28, 2005 comprises current tax of $315 and deferred tax of $719. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to income tax exemptions for our Malaysian operations, research and development tax credits.

The provision for income tax for the three months ended February 29, 2004 comprises current tax of $474 and deferred tax of $1,681. The deferred tax amount includes an exchange gain of $1,102 relating to the revaluation of the deferred tax asset, which is primarily denominated in U.K. pounds. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to this exchange gain, income tax exemptions for our Malaysian operations and the fact that no income tax arises on the elimination of the bad debt allowance on the $6,000 loan made as part of the development arrangement or the other costs of $1,424 (see note 11).

11.    Other Costs

In the three month period ended February 29, 2004 the Company recorded an expense of $1,424 in connection with the preparation for its IPO. These costs were primarily professional fees relating to accounting advice and the formation of a new parent company in Bermuda.

12.    Ordinary Shares and Stock Option plans

As described above on June 29, 2004, as part of the scheme of arrangement and in connection with the IPO, the Company’s shareholders exchanged 10,257 class A preferred ordinary shares, 11,099 class B preferred ordinary shares and 2,576 class C ordinary shares in Xyratex Group Limited in the ratios 1.036378, 0.945 and 1.071671 respectively, for 23,880 common shares in Xyratex Ltd.

The previously existing Xyratex Group Limited class A preferred ordinary shares and class C ordinary shares had been issued to employees and ex-employees and were not transferable except to a defined list of parties such as family members. These transferability restrictions would have lapsed on the earlier of the effectiveness of an IPO or the sale or liquidation of the Company. The common shares in Xyratex Ltd for which these shares were exchanged are not subject to transferability restrictions. Class A preferred ordinary shares and class C ordinary shares which were subject to these transferability restrictions have been accounted for as variable awards of junior stock. The Company has a number of plans under which employees have been granted options to purchase class A preferred ordinary shares. All options granted under these plans are also accounted for as variable awards of junior stock. As part of the scheme of arrangement 3,916 share options over ordinary shares in Xyratex Group Limited outstanding at June 29, 2004, were converted to 4,059 share options over common shares in Xyratex Ltd. Following the exchange for Xyratex Ltd shares discussed above and as a result of the lapsing of the transferability restrictions the Company has recorded non-cash equity compensation expense of $181,073 in its consolidated statement of operations for the year ended November 30, 2004, of which $1,049 related to the vesting of share and option awards subsequent to the IPO. During the three months ended February 28, 2005, the Company recorded a further $190 of non-cash equity compensation expense, of which $16 related to the issue of shares under an employee share purchase plan.

During the three months ended February 28, 2005, 295 common shares were issued to employees to satisfy share options and a further 6 common shares were issued to employees to satisfy an employee share purchase plan.

On January 10, 2005 the Company granted 953 options over common shares to its employees at an exercise price of $14.31, being the market price on that date.

Employee benefit trusts

The Company has a variable interest in an employee benefit trust. Shares of the Company held by the trust are used to compensate the Company’s current and former employees.  The Company is not the primary beneficiary of the trust because it does not absorb expected losses of the trust, nor does it receive expected residual returns of the trust.  As of February 28, 2005 this trust held 2,343 of the Company’s common shares.

Transactions between the Trust and employees of the Company, such as the granting of shares, options over shares, or cash bonuses paid to employees, have been accounted for in accordance with APB 25, and any resulting compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital.

The Company set up a further employee benefit trust in June 2004. This trust holds 148 common shares in Xyratex Ltd, included in unissued shares at February 28, 2005. These shares have been allocated to options granted in the three months ended February 28, 2005.

13.    Segment Information

Description of segments.  The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Storage & Network Systems and Storage Infrastructure, each of which comprises a reportable segment.

Description of the Company’s segments:

Storage & Network Systems.   Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

Storage Infrastructure.   Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States. The performance of each segment is generally measured based on gross profit.

	Three Months Ended
	February 28, 2005	February 29, 2004
Revenues:
Storage & Network Systems	$88,831	$69,592
Storage Infrastructure	$53,692	$49,693
Total Segments	$142,523	$119,285

Gross profit:
Storage & Network Systems	$14,169	$12,883
Storage Infrastructure	$15,514	$16,027
Total Segments	$29,683	$28,910

Depreciation and amortization:
Storage & Network Systems	$981	$700
Storage Infrastructure	$898	$340
Total Segments	$1,879	$1,040
Corporate	$107	$153
Total	$1,986	$1,193

Total segments revenue and gross profit represents revenue and gross profit as reported by the Company for all periods presented. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.